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UBREAKIFIX
UBREAKIFIX

Your chance of perferred stock ownership in UBREAKIFIX™ Franchises

Join UBIF Tech Solutions, Inc., A Franchisee of UBREAKIFIX™, in launching franchise locations and scaling operations in multi-locations across Arkansas, Oklahoma, and Missouri.

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Source: UBIF Tech Solutions, Inc., Springfield, MO Grand Opening on 4/30/18

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UBIF Tech Solutions, Inc

• *Pending*

A Franchisee of UBREAKIFIX™


UBREAKIFIX

Your chance of preferred stock ownership in UBREAKIFIX™ Franchises.
Join UBIF Tech Solutions, Inc., a franchisee of UBREAKIFIX™, in launching franchise locations and scaling operations in multi-locations across Arkansas, Oklahoma, and Missouri.

Raising $14,980 - $1,070,000

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Offered by Merging Traffic Portal LLC

Reg CF / 4a6. Open to all investors (Accredited and Non-Accredited)

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This website, www.MergingTrafficPortal.com is a website owned by Merging Traffic, Inc. and operated by Merging Traffic, Inc. and its wholly owned-subsidiary, Merging Traffic Portal LLC. Merging Traffic, Inc. is a not a broker-dealer, funding portal or investment adviser. Merging Traffic Portal LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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UBIF Tech Solutions, Inc.

A Franchisee of UBREAKIFIX™

UBIF Tech Solutions, Inc. • *Pending*

A Franchisee of UBREAKIFIX™

A Franchisee of

UBREAKIFIX™

Raising	$14,980 - $1,070,00
Business type	Retail
Website	www.UBIFtechsolutions.com
Founded	2017
Offered by	Merging Traffic Portal LLC

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Reg CF / 4a6. Open to all investors (Accredited and Non-Accredited)

The Company


UBREAKIFIX

Source: UBIF Tech Solutions, Inc.

UBIF Tech Solutions, Inc.

The Company is a franchisee of UBIF Franchising, Co., a Florida corporation, launching franchise UBREAKIFIX™ stores that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.

UBREAKIFIX™ services anything with a power button, including smartphones, game consoles, tablets, computers, drones, hoverboards, and everything in between. To date, UBREAKIFIX™ has completed more than 4 million repairs. While common fixes include cracked screens, software issues, and camera issues, the brand offers support for most technical problems on any electronic device, regardless of make or model.

Through strategic partnerships with leading technology companies, including Samsung and Google, UBREAKIFIX™ provides Samsung Galaxy customers and Google Pixel and Pixelbook customers with manufacturer-backed, same-day repair services using genuine parts. Through the partnership with Samsung, Galaxy owners can get in and out-of-warranty repairs at more than 300 locations nationwide, with most repairs

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The Offering

Company	Raising
UBIF Tech Solutions, Inc. *A Franchisee of* UBREAKIFIX™	$14,980 - $1,070,000 *Class A Preferred Stock*
Equity	**Valuation**
11.25% of the company *200,000 of Class A Preferred Stock*	$9,511,111 *$5.35 Per Share*

offered by Merging Traffic Portal LLC

Offering Details

The Company has signed a Franchise Agreement with UBIF Franchising Co., a Florida corporation (the "Franchisor") dated December 21, 2017 to become a franchisee of the Franchisor. The Franchisor and/or an affiliate of Franchisor owns certain proprietary and other property rights and interests in and to certain marks, including the "UBREAKIFIX" name and service mark.

The Franchisor has developed a comprehensive system for the operation of stores under the marks and in accordance with the Franchisor's System Standards that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.

The first UBIF Tech Solutions, Inc. store opened on April 30, 2018 at 2904 Glenstone Avenue in the Brentwood South shopping center in Springfield, Missouri. The Company entered into an Area Development Agreement giving the Company the exclusive right to open UBREAKIFIX™ stores in the Ft. Smith, Arkansas area, the Northwest Arkansas area (Fayetteville north through Bentonville), the Springfield, Missouri area and within the state of Oklahoma centered on the Tulsa and Oklahoma metropolitan areas. UBIF Tech Solutions, Inc. also has the rights to develop multiple stores in Missouri.

This statement must be read in conjunction with other materials in offering document. We suggest this material be read in conjunction with the offering statement and other documents available here.

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Signup to the portal to view Regulation Crowdfunding offerings.

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Updates

Jan 2018

Purchased the development rights for 4 stores and an option for an additional 25 stores.

Jan 2018

Hired 2 seasoned cellular operations leaders.

Jan 2018

Brad Reece, Chief Operating Officer, and the 2 new leaders attend the 3 training class at UBIF Corporate.

Feb 13, 2018

Executed the lease for the Springfield, MO location.

Feb 2018

Interviewed media firms and entered a contract with a national company to manage social media marketing.

Apr 30, 2018

Opened store in Springfield, MO

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Documents

SEC Information Page
uploaded: Feb 4, 2018

Offering Statement
uploaded: Feb 4, 2018

Team
uploaded: Feb 4, 2018

First Location Opening Press Release
uploaded: Feb 4, 2018

Discussion

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UBIF Tech Solutions, Inc.

EXECUTIVE LEADERSHIP TEAM



Mike Pierce, Director, Chairman and President (December 1, 2017 to Present)

Mike has started and led multiple companies. His area of business involvement has been in real estate development, consulting, restaurant development, retail development and operations. Mike sold his restaurant companies in late 2010 and at that time had over five hundred (500) employees. From January 2013 through September 2017, Mike served as President of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas. He has served on the board of several public companies, was one of the founding directors of a public company and presently serves on the board of a large health care company. Mike's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead UBIF Tech Solutions, Inc.



Brad Reece, Director, Secretary and Chief Operating Officer (December 1, 2017 to Present)

Brad attended Drury University with a focus on business and brings over twenty (20) years of multi-state leadership experience, operations management and team building. Brad was an operating partner at a cross country restaurant chain with management responsibilities in multiple states. Brad's assignments included managing construction, developing and implementing successful operational and marketing strategies. Brad also served as director of operations for a multi-location business in two (2) states for over fifteen (15) years. From September 2015 through December 2017, Brad served as the Director of Operations of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas. Between March 2011 and August 2015, Brad was an operating partner in Genghis Grill restaurants. Brad's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead the operations for UBIF Tech Solutions, Inc.

Mike and Brad have successfully worked together for over twenty (20) years. With their joint experience and history, they provide a solid management base for the Company.

uBreakiFix Grows Missouri Footprint, Opens in Springfield

Industry-Leading Tech Repair Brand Brings High Quality Electronics Support to Brentwood South

SPRINGFIELD, Mo., April 30, 2018 (GLOBE NEWSWIRE) -- Tech repair brand uBreakiFix opens its newest location, uBreakiFix Springfield, on April 30 at 2904 Glenstone Avenue in the Brentwood South shopping center. This is the brand’s third location in Missouri, joining stores in Chesterfield and Manchester.

uBreakiFix services anything with a power button, including smartphones, game consoles, tablets, computers, drones, hoverboards, and everything in between. To date, uBreakiFix has completed more than 4 million repairs. While common fixes include cracked screens, software issues, and camera issues, the brand offers support for most technical problems on any electronic device, regardless of make or model.



uBreakiFix specializes in same-day repair service of small electronics, repairing cracked screens, software issues, camera issues and other technical problems at its 385 stores across North America.

Through strategic partnerships with leading technology companies, including Samsung and Google, uBreakiFix provides Samsung Galaxy customers and Google Pixel and Pixelbook customers with manufacturer-backed, same-day repair services using genuine parts. Through the partnership with Samsung, Galaxy owners can get in and out-of-warranty repairs at more than 300 locations nationwide, with most repairs completed in two hours or less.

uBreakiFix Springfield is the first location for UBIF Tech Solutions, Inc., led by President Mike Pierce and Chief Operating Officer Brad Reece. The group plans to open additional stores in Missouri, Oklahoma, and Arkansas.

“We were drawn to uBreakiFix because of the customer focus, commitment to competitive pricing, training, and consistency across locations,” Pierce said. “We repair anything with a power button, and we look forward to becoming the go-to tech repair resource for businesses and consumers alike.”

uBreakiFix was founded in 2009 by millennial duo Justin Wetherill and David Reiff, who later partnered with Eddie Trujillo to transition their Internet-based brand to a brick and mortar model. By offering convenience, accessibility, and unparalleled customer service, uBreakiFix filled a gap in the repair marketplace and has since emerged as an industry leader in growth, service offerings, and authorized partnerships. In 2018, Wetherill was inducted into the Forbes Technology Council, and uBreakiFix earned a top spot on Entrepreneur’s Franchise 500® list, ranking #18 overall, #1 in the Electronics Repair category, and #1 on the Top New Franchises list.

uBreakiFix has more than 385 locations open across the U.S. and Canada. The brand opened 21 new stores during the first quarter of 2018 and plans to increase growth each quarter throughout the year. For more information on uBreakiFix franchising, visit http://ubreakifix.com/franchising.

"At uBreakiFix, our goal is to take the hassle of a broken device and create the most positive, convenient experience possible for our customers," Wetherill said. "We are a customer service company first, and a tech repair company second. As we expand into Springfield, we look forward to becoming the trusted resource to keep consumers and businesses connected to the things and people who matter most."

uBreakiFix Springfield is located at 2904 Glenstone Ave., Springfield, MO 65804 and can be reached at: (417) 799-9590. For more information and to view a service menu, visit http://ubreakifix.com/locations/springfieldmo.

About uBreakiFix

Founded in 2009, uBreakiFix specializes in the repair of small electronics, ranging from smartphones, game consoles, tablets, computers, and everything in between. Cracked screens, software issues, camera issues, and most other problems can be repaired by visiting uBreakiFix stores across the U.S. and Canada. Since 2016, uBreakiFix has served as the exclusive walk-in repair partner for Google Pixel customers. In 2017, uBreakiFix expanded the partnership to include exclusive after sales support for Google Pixelbook customers. In 2018, uBreakiFix became a Samsung Care authorized service provider offering same-day, in-person support for Samsung Galaxy customers across the U.S. In 2018, uBreakiFix also ranked #18 on Entrepreneur's Franchise 500®, #1 in the Electronics Repair category, and #1 on the Top New Franchises list. For more information, visit http://www.ubreakifix.com.

For more information, contact:

Molly White

(404) 510-0491

molly@seesparkgo.com

A photo accompanying this announcement is available at http://resource.globenewswire.com/Resource/Download/c222c9d1-954c-49d0-917b-3708f0080f82

Homepage

Welcome to Merging Traffic Portal

Diversify your portfolio with access to unique early-stage technology companies. Get involved with Regular Crowdfunding offerings. Diversify your portfolio with access to unique early-stage technology companies. Get involved with Regulation Crowdfunding offerings. Investing money through private stock offerings can be a difficult process. We're here to make it as simple as possible.

Our Process

- Public-private partnerships create an ecosystem of unique deal flow
- Issuers, offerings, and investors are vetted with due diligence, compliance, and expertise
- All offerings are available to accredited and non-accredited investors
- One place to access data and information needed to make decisions

Offering Details Page

UBIF Tech Solutions Inc.

The Company is a franchisee of UBIF Franchising, Co., a Florida corporation that offers franchise UBREAKIFIX™ stores that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.

UBREAKIFIX™ services anything with a power button, including smartphones, game consoles, tablets, computers, drones, hoverboards, and everything in between. To date, UBREAKIFIX™ has completed more than 4 million repairs. While common fixes include cracked screens, software issues, and camera issues, the brand offers support for most technical problems on any electronic device, regardless of make or model.

Through strategic partnerships with leading technology companies, including Samsung and Google, UBREAKIFIX™ provides Samsung Galaxy customers and Google Pixel and Pixelbook customers with manufacturer-backed, same-day repair services using genuine parts. Through the partnership with Samsung, Galaxy owners can get in and out-of-warranty repairs at more than 300 locations nationwide, with most repairs completed in two hours or less.

As a franchisee of UBREAKIFIX, UBIF Tech Solutions, Inc. will build upon on the existing formula of success pioneered by UBREAKIFIX. The Company is launching franchises and scaling operations in multiple locations across Arkansas, Oklahoma, and Missouri. The founders evaluated several variables in the selection of the UBREAKIFIX™ stores, which included: supporting the needs of millennials, regional needs in our area and surrounding states, low employee headcount for each location, small physical footprint, and a company with a proven track record.

UBIF Tech Solutions Inc. was founded by Mike Pierce and Brad Reece. Mike and Brad have successfully worked together for over twenty years. Their combined experience and history in multi-state leadership, real estate, retail, and operations provides a solid management base for the Company. See attachment below for a complete founder biography.

Offering Details

The Company has signed a Franchise Agreement with UBIF Franchising Co., a Florida corporation (the “Franchisor”) dated December 21, 2017 to become a franchisee of the Franchisor. The Franchisor and/or an affiliate of Franchisor owns certain proprietary and other property rights and interests in and to certain marks, including the “UBREAKIFIX” name and service mark.

The Franchisor has developed a comprehensive system for the

operation of stores under the marks and in accordance with the Franchisor's System Standards that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.

The first UBIF Tech Solutions, Inc. store opened on April 30, 2018 at 2904 Glenstone Avenue in the Brentwood South shopping center in Springfield, Missouri. The Company entered into an Area Development Agreement giving the Company the exclusive right to open UBREAKIFIX™ stores in the Ft. Smith, Arkansas area, the Northwest Arkansas area (Fayetteville north through Bentonville), the Springfield, Missouri area and within the state of Oklahoma centered on the Tulsa and Oklahoma metropolitan areas. UBIF Tech Solutions, Inc. also has the rights to develop multiple stores in Missouri.

This statement must be read in conjunction with other materials in offering document. We suggest this material be read in conjunction with the offering statement and other documents available here.